

May 25, 2012

Via E-mail
Víctor Grifols Roura
Chairman of the Board of Directors and
Chief Executive Officer
Grifols SA
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Vallès 08174
Barcelona, Spain

> **Re:** **Grifols SA**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 001-35193**

Dear Mr. Roura:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 4. Information on the Company
E. Regulatory Matters
Pharmaceutical Pricing and Reimbursement, page 58

1. Although you disclose the aspects of health care reform legislation that affect the company, you do not quantify its impact on your financial statements.   In this regard, please provide us proposed revised disclosure to be included in Item 5. Operating and Financial Review and Prospects in future periodic reports indicating the amount of the reduction to revenues for the increased Medicaid rebate in 2011 and 2010 and for additional rebate associated with the Medicare Part D "donut hole" in 2011.   Also, include in your proposed revised disclosure the amount of the branded prescription drug fee you recorded in your income statement in 2011, in which line item it is classified

therein and highlight that this fee is not tax deductible. Finally, if you believe that the expected effects of health care reform legislation in 2012 and beyond will be materially different than the 2011 trends, include the expected effects in the proposed revised disclosure.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Factors Affecting Our Financial Condition and Results of Operations
Past-due Receivables, page 61

2. Please provide us proposed disclosure to be included in future periodic reports that breaks out the amount of trade receivables from product sales by country in Greece, Italy, Spain and Portugal and also disclose the amounts that are past due from each of these countries separately. Disclose the portion in each of these countries that is due directly from the government or funded by the government. Tell us the amount of allowance for doubtful accounts at December 31, 2011 related to receivables in each of these countries and why you consider that amount to be adequate.

Critical Accounting Policies
(f) Revenue Recognition, page 66

3. Please provide us proposed disclosure to be included in future periodic reports to include a roll forward of each item that reduces your gross revenue, such as but not limited to discounts and rebates, for the periods presented showing the following:
   * Beginning balance,
   * Current estimate related to sales made in current period,
   * Current estimate related to sales made in prior periods,
   * Actual returns or credits in current period related to sales made in current period,
   * Actual returns or credits in current period related to sales made in prior periods, and
   * Ending balance.

C. Research and Development, Patents and Licenses, etc., page 81

4. You state on page 44 that research and development is a significant aspect of your business. On page 45 you disclose that you have a substantial Bioscience division research and development portfolio and you also discuss research and development projects in your other divisions. On page 82 you name key research and development projects that are underway. Please provide us with the following information:
   * For your key research and development projects, please tell us the following:
      o The nature, objective, and current status of the project;
      o The costs incurred during each period presented and to date;
      o The nature of efforts and steps necessary to complete the project;
      o The risks and uncertainties associated with completing development;

- o The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project ; and
  - o Whether a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined.
- For the remainder of projects not considered individually significant, tell us the composition of the total R&D expense for each period presented. This can take a variety of forms but is mainly driven by how many projects are managed and how they are reported within the organization. We believe disclosure of R&D by your divisional structure would be informative. Also distinguishing between discovery, preclinical and clinical development categories and further by late stage such as phase III development categories along with providing the number of projects in each category helps provide information necessary to understand the pipeline and trends by division. To the extent that management has information available by therapeutic class, we believe that further enhances the understanding of R&D expense and trends.
- If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please tell us the reasons for and the amount of the expected change.
- For projects that are in the late stage of development such as phase III, unless management believes that the expected effect on results of operations or financial position from the project when completed will be insignificant, please tell us the following about each project, even if the R&D expenses incurred on the project has not been material, in order to provide insight into expected effects on future operations, financial position or liquidity. Please include:
  - o A description of the nature and its indication;
  - o The phase the project is in at the end of the reporting period and the month and year it entered that phase;
  - o Significant patents associated with the project and their expiration dates as well as other information about the exclusivity period related to the project;
  - o Significant developments of the project during the period such as significant milestones, filing for regulatory approval, approval and other responses from regulatory agencies; suspension or termination and their reasons;
  - o Whether a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined. If the extent and timing of these future events cannot be reliably determined, please tell us the facts and circumstances that prevent their determination.

Notes to Consolidated Financial Statements
(3) Business Combinations
(a) Talecris Biotherapeutics Holdings Corp. and subsidiaries, page F-18

5. As the intangible asset for current marketed products is material, please provide us proposed disclosure to be included in future periodic reports to include the following information by product: their cost, accumulated amortization and weighted average amortization period. Please refer to paragraphs 118 and 119 of IFRS 38.

6. Please tell us whether the intangible asset recorded for current marketed products represents a group of complementary intangible assets.   If so, please tell us how the individual assets are complementary and confirm that they have similar useful lives. Please refer to paragraph 37 of IAS 38.

(6) Segment Reporting
(a) Operating segments, page F-39

7. Please tell us how you concluded that the hemoderivatives group of products, which represents approximately 85% of net sales, includes products that are all similar enough to aggregate in compliance with paragraph 32 of IFRS 8.

(7) Goodwill
Impairment testing, page F-41

8. We note that as a result of the acquisition of Talecris in 2011, the Group combines the CGUs allocated to the bioscience segment. Please confirm, if true, that this group of units represents the lowest level within the company at which goodwill is monitored for internal management purposes. Please refer to paragraph 80(a) of IAS 36.

(8) Other Intangible Assets, page F-41

9. Please provide us proposed disclosure to be included in future periodic reports to clarify the remaining amortization period for current marketed products. Refer to paragraph 122(b) of IAS 38.

(27) Other Operating Income and Expenses, page F-65

10. Please tell us why the amount of research and development expense of Euros 76.7 million differs from the Euros 89.4 million disclosed on page 81. Please also tell us whether personnel expenses for employees involved in research and development activities are included in the total amount of research and development expense disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant